

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2015

Via Email
Robert B. Fagenson
Chief Executive Officer
National Holdings Corporation
410 Park Avenue – 14th Floor
New York, NY 10022

  **Re: National Holdings Corporation
     Form 10-K
     Response Dated April 20, 2015
     File No. 001-12629**

Dear Mr. Fagenson:

  We have reviewed your April 20, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2015 letter.

Investment Advisory Services, page 7

1. We note your response to comment one. However, in some instances, your proposed changes identify programs by brand name without explaining the programs. For example:
- Does the Portfolio Advisor Plus Program provide the same services as The Portfolio Advisor Program or are there additional services included?
- What is the Envestnet Platform?
- What is a unified account and what is Foliofn Investments?

Government Regulation and Supervision, page 8

2. We note that your proposed revision indicates that the Company's broker-dealer subsidiaries claim exemption from the provisions of Rule 15c3-1 pursuant to the

exemption provided by subsection (k)(2)(ii). Please revise this section to clarify that the broker-dealer subsidiaries claim exemption from the provisions of Rule 15c3-3.

Part III

Item 10. Directors and Executive Officers and Corporate Governance, page 33

3.   Please tell us why you have not disclosed FINRA's August 2012 sanction against Alan Levin as required by Item 401(f)(8) of Regulation S-K.

Principal Account Fees and Services, page 46

4.   We note that in your response you state that representatives of EisnerAmper LLP will not attend the 2015 Annual meeting of Stockholders. However, your proposed revision indicates that representatives of EisnerAmper LLP will be invited to the 2015 Annual Meeting of Stockholders where stockholders will have the opportunity to pose questions. Please clarify.

        Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3675 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes
                                        Suzanne Hayes
                                        Assistant Director